SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Prothena Corporation plc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G72800108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G72800108	SCHEDULE 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) CF Woodford Equity Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,934,266 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,934,266 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,266 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% (See Item 4)
12	TYPE OF REPORTING PERSON FI

CUSIP NO. G72800108	SCHEDULE 13G	Page 3 of 5

Item 1(a).	Name of Issuer:

Prothena Corporation Public Limited Company (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

Alexandra House
The Sweepstakes, Ballsbridge
Dublin 4, Ireland

Items 2(a),

(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 1 to Schedule 13G is being filed on behalf of CF Woodford Equity Income Fund (the "Reporting Person").

The principal business office of the Reporting Person is 40 Dukes Place London, EC3A 7NH, United Kingdom. For citizenship, see Item 4 of the cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

G72800108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP NO. G72800108	SCHEDULE 13G	Page 4 of 5

Item 4.	Ownership.

(a) Amount beneficially owned:

4,934,266 shares of Common Stock

(b) Percent of class:

15.7%

(c) Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 4,934,266 shares of Common Stock*
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose of or direct the disposition of: 4,934,266 shares of Common Stock*

*This statement is being filed on behalf of CF Woodford Equity Income Fund (the “Woodford Fund”). Woodford Investment Management LLP (“WIM”) is the Manager of the Woodford Fund, and WIM and its controlling person may be deemed to be the beneficial owner of the Common Stock of the Issuer beneficially owned by the Woodford Fund. The Woodford Fund may also be deemed to be the beneficial owner of such Common Stock of the Issuer because the Management Agreement between the Woodford Fund and WIM may be terminated at any time upon 60 days’ or less notice.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. G72800108	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2016	CF WOODFORD EQUITY INCOME FUND
by: Woodford Investment Management LLP, its Manager

	By:	/s/ Simon Osborne
Name: Simon Osborne Title: Head of Compliance and Authorized Signatory

This Amendment No. 1 to Schedule 13G is being filed on behalf of CF Woodford Equity Income Fund (the “Woodford Fund”). Woodford Investment Management LLP is the Manager of the Woodford Fund, and has investment discretion over securities held by the Woodford Fund.